UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                       Osasco, São Paulo, Brazil, April 25, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Re.:   Capital Increase with Subscription - Bradesco
       SSMs of January 10 and March 31, 2003 (4 p.m.) - 4.678263291%

Gentlemen,

               We hereby  inform the approval by the Central Bank of Brazil,  on
April 23, published in the Official Federal Gazette on this date, of the Capital increase  process  of this  Bank by  means of  subscribing  stocks,  which  were launched in the Special  Stockholders Meeting ("SSM") of January 10 and ratified in the SSM of March 31, 2003 (4 p.m.).

               As  a   consequence,   the  new   subscribed   stocks  are  being
incorporated to the position of the  stockholders  as of today,  April 25th, and will be free for trading on Monday, April 28th.

Dividends:  The new stocks will be entitled to interest on own capital  relating to the  month  of  April,  which  will be paid on May 2,  2003,  at the  rate of
R$0.0141180 for common stocks and R$0.0155298 for preferred  stocks,  at the net amounts of R$0.0120 for common stocks and R$0.0132 for preferred stocks,  always per lot of one thousand stocks, as well as any advantages that may be attributed to the other stocks.

                                   Cordially,

                               Banco Bradesco S.A.
                              José Luiz Acar Pedro
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.